EXHIBIT 3

The Board approves to change the head of Mobile Business Group

Date of events: 2011/04/27

Contents:

1.Date of occurrence of the event:2012/04/27

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter “head office” or “affiliate company”):Head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: The 15th meeting of the 6th term board of directors approves the change of the management as follows:(1)As Chang-Rong CHEN (陳長榮), Executive Vice President & Manager of Mobile Business Group will get retired. (2)Appoint Kuo-Feng LIN (林國豐), Vice Manager of the Mobile Business Group, will replace the position of Executive Vice President & Manager of Mobile Business Group.

6.Countermeasures:None

7.Any other matters that need to be specified: None